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                                                Filed Pursuant to Rule 424(b)(3)
                                                            File Number 33-64873

PROSPECTUS
McDONALD'S CORPORATION
150,000 Shares of Common Stock ($.01 Par Value Per Share)


                               [MCDONALD'S LOGO]


                    NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

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     No person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering made hereby, and if given or made, such other information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell securities in any jurisdiction to any person to whom it would be unlawful to make such an offer in such jurisdiction.

                         ----------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
         ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 15, 1997.
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     The information is qualified in its entirety by the text of the Plan
(including any and all amendments through the date of this Prospectus).

Introduction

     Principal Office and Telephone Number. The principal executive office of McDonald's Corporation (the "Company") is located at One McDonald's Plaza, Oak Brook, Illinois 60521, telephone: (630) 623-3000.

     Non-Employee Director Stock Option Plan. The Company's Non-Employee Director Stock Option Plan is referred to in this Prospectus as the "Plan". As of May 1, 1997, 31,000 shares of McDonald's Common Stock (the "Common Stock") were subject to existing options that have been granted under the Plan. As of that day, an additional 119,000 shares were available for future grants under the Plan. The Plan will terminate on January 19, 2005, but the Board of Directors can terminate it effective as of an earlier date. However, a termination of the Plan would not affect outstanding options.

     Certain Legal Provisions Not Applicable. The Company believes that the Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974. The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Internal Revenue Code").

In General

     The Plan is a program under which the Company grants its non-employee Directors options to buy shares of the Common Stock at a fixed price during a fixed period measured from the date of grant (the "Grant Date") of the option.

     As of the effective date of the Plan, the Company's non-employee Directors were granted stock options to purchase 1,000 shares of Common Stock having an exercise price of 100% of the fair market value of the Common Stock on that date. With respect to each person who first becomes a non-employee Director after the effective date of the Plan, a stock option to purchase 1,000 shares of Common Stock having an exercise price of 100% of the fair market value of the Common Stock on the date of grant will automatically be granted as of the date such person is so elected or appointed. On the date of each Annual Meeting of the Company's shareholders following the effective date of the Plan, each non-employee Director shall automatically be granted an option to purchase 1,000 shares of Common Stock having an exercise price of 100% of the fair market value of the Common Stock on the Grant Date. (For purposes of this Plan, the fair market value of the Common Stock on a particular date is the closing price of the stock on the New York Stock Exchange composite tape on that date or, if no sales are made on that date, on the next preceding date on which there are sales.)

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Purpose

     The success of the Company depends largely on its continued ability to attract and retain highly qualified Directors who are motivated to exert their best efforts on behalf of the Company and its shareholders. The Company believes that a program that permits the grant of stock options to the Company's non-employee Directors will promote the long term financial success of the Company by affording an additional opportunity to align the interests of the non-employee Directors with the interests of shareholders.

     Nothing in the Plan or any stock option granted under the Plan shall confer any right to any person to continue as a Director of the Company or interfere in anyway with the rights of shareholders of the Company or the Board to elect or remove Directors.

Option Exercise

     Options granted under the Plan generally first become exercisable as follows:

                                             Percentage That                              Cumulative Percentage
                                           Becomes Exercisable                              Exercisable as of
  Anniversary of Grant Date                on Anniversary Date                               Anniversary Date
 ---------------------------        ----------------------------------------              -----------------------
   First                                          33 1/3%                                       33 1/3%
   Second                                         33 1/3%                                       66 2/3%
   Third                                          33 1/3%                                          100%

     The first installment of an option can be exercised, in whole or in part, at any time commencing on the first anniversary of the Grant Date. All or any part of each subsequent installment of the option can be exercised after the expiration of the applicable subsequent installment period. Any unexercised portion of an installment of the option can be carried over and exercised, in whole or part, during any of the following installment periods.

     Subject to extension in the case of death or disability, no option granted under the Plan can be exercised more than 10 years after the Grant Date. In no event shall any option granted under the Plan be exercised more than 13 years after the Grant Date.

     Options can be exercised by delivering written notice of exercise to the Company's Benefits and Compensation Department at the Campus Office Building, Kroc Drive, Oak Brook, Illinois 60521. Notices can be delivered in person, by mail or by telecopier (fax) and must be accompanied by the Option Exercise Price (as described in the next section).

Option Exercise Price

     The Option Exercise Price must be paid in full when the option is exercised. The Option Exercise Price can be paid in any combination of the following forms:

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     .  Cash; or

     . Shares of the Common Stock valued at fair market value on the date the option is exercised (any such shares must have been held for at least six months); or

     . Through simultaneous sale through a broker of shares acquired upon exercise of the option (as permitted under applicable law).

Exercisability Following Termination of Director Status

     Retirement. Any unexercised options whether or not exercisable, can be exercised within three years of "retirement" or until the expiration of the stated term of such option, whichever period is the shorter. For purposes of the Plan, "retirement" shall mean termination of an individual's directorship with at least ten years of service as a member of the Board or after age 70.

     Death or Disability. Any unexercised options whether or not exercisable can be exercised within three years of termination by reason of death or disability. Any option which would otherwise expire during this three-year period will be extended to permit its exercise at any time during the three-year period. (However, an option granted under the Plan cannot be exercised under any circumstances after the thirteenth anniversary of its Grant Date.) For purposes of the Plan, a "permanent disability" means a mental or physical condition which prevents a Director from their performing duties as a member of the Board, and which condition is expected to be permanent or for an indefinite duration exceeding one year.

     Other Reasons. Any unexercised options which are exercisable can be exercised within one year of termination for any reason other than cause (see below), death, disability or retirement.

     For Cause. Any unexercised options will be terminated and cannot be exercised following termination for cause as defined in the Company's Charter.

Sale or Transfer of Options

     In general, options cannot be sold or transferred pursuant the Plan. However, unexercised options can be transferred to heirs or personal representatives after death. In addition, options may be transferred for no consideration to certain permissible transferees for estate planning purposes in accordance with the terms of the Plan. However, any transferee remains subject to all the terms and conditions applicable to the Option prior to the transfer. Under the Plan, permissible transferees include members of the Director's immediate family, any trust for the members of his or her immediate family, Ronald McDonald Children's Charities or any Ronald McDonald House (each a "Permissible Transferee"). For purposes of this Plan, "immediate family" means with respect to a particular participant, a participant's spouse, children and grandchildren.

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Resale Restrictions

     In general, any person serving as a Director at the time of a sale of the shares acquired upon exercise of an option should be sold pursuant to Rule 144 promulgated under the Securities Act of 1933 without, however, being subject to the holding period requirement of Rule 144. In addition, purchases and sales may, under certain circumstances, subject such persons to possible liability under the "short swing" trading provisions of Section 16(b) of the Securities Exchange Act of 1934.

Stock Split; Other Distributions

     In general, a stock split would not have an economic effect on options granted pursuant to the Plan, in that there would be a proportionate reduction of the option price and an increase in the number of shares subject to options in case of a stock split or stock dividend and a proportionate increase in the option price and a reduction of the number of shares subject to options in the case of a stock combination or reverse stock split.

     In case of a merger, consolidation, liquidation or similar corporate action resulting in a reclassification or change in the Common Stock, an appropriate adjustment would be made in the number, kind and price of shares subject to option.

Federal Income Tax Treatment of Options

     The following discussion describes the rules applicable to the federal income taxation of options granted and options which have been transferred to a transferee in accordance with the Plan. The discussion states the general principles which apply to the income taxation of optionees and Permissible Transferees who are both residents and citizens of the United States. The tax laws of other countries may provide for different tax consequences. Directors and Permissible Transferees who receive gifts of options are urged to consult with their tax advisors to determine how the general principles apply to their individual circumstances, how state and local tax laws apply, and how transfers affect gift and estate taxes.

     Taxation of a Director Who Exercises Options. Options granted under the Plan are treated as "non-qualified stock options" for federal income tax purposes. The grant of non-qualified stock options does not result in any taxable income to the Director. Upon the exercise of a stock option, the excess of the market value of the shares acquired over their cost to the Director is taxable to the Director as ordinary income. The Director's tax basis for the shares is the fair market value at the time of exercise. In addition, the Director's holding period for purposes of determining whether the capital gain (or loss) is a long- or short-term gain (or loss) will commence on the date the option is exercised.

     Use of Company Stock to Pay the Option Exercise Price. If the Director pays the Option Exercise Price by tendering stock of the Company held for at least six months, he or she will realize taxable income in an amount equal to the fair market value of the additional shares received on the date of exercise, less any cash paid in addition to the shares tendered. Upon a

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subsequent sale of the stock, the number of shares equal to the number delivered as payment of the Option Exercise Price will have a tax basis equal to that of the shares originally tendered. The additional newly-acquired shares obtained upon exercise of the option will have a tax basis equal to the fair market value of such shares on the date of exercise.

     Taxation of a Director Who Transfers Options. Income is not recognized by a Director or a Permissible Transferee upon the gift of an option. Rather, the Director has taxable income on the date of option exercise by the Permissible Transferee. The taxable income is attributed to the Director even though he or she has transferred the option to a Permissible Transferee.

     If the option price is paid in cash, the Director's taxable income will be the difference between the fair market value of the stock received by the Permissible Transferee on the date of option exercise less the option exercise price paid. Thus, if the stock appreciation is substantial, the Director could have substantial income tax liability resulting from the exercise of the option by the Permissible Transferee.

     Taxation of Permissible Transferee. Upon the disposition of the shares received as a result of the exercise of the option, the Permissible Transferee will generally realize capital gain or loss equal to the excess or deficiency of the sales price over the Permissible Transferee's basis in the shares. The Permissible Transferee's basis in such shares is equal to the amount paid for the shares upon option exercise plus the income realized for income tax purposes on exercise.

     State and Local Taxes. Exercise of options may also be subject to state and local taxation, which varies from location to location.

     The Company. The Company is entitled to a tax deduction in the same amount and in the same year in which an optionee recognizes ordinary income resulting from the exercise of an option.

     Special Issues. Pemissible Transferees who receive gifts of options should consult their tax advisors regarding the tax treatment of option exercises involving the use of previously-acquired stock to pay all or part of the option exercise price. Tax advisors should also be consulted regarding the income taxation of option exercises which take place after the death of the Director.

Certain Investment Considerations

     The market price of the Company's common stock has varied widely. For this reason, the stock acquired by exercise of options granted under the Plan may decrease or increase in value.

     As described above under "Resale Restrictions", certain legal restrictions apply to the transfer of shares purchased by exercise of an Option.

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Administration of the Plan

     The Plan is administered by the Board of Directors of the Company or by a duly appointed committee of the Board of Directors having such powers as shall be specified by the Board. The Board (or such committee) has the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time deem advisable, to interpret the provisions and terms of the Plan and any stock option issued under the Plan and to otherwise supervise the administration of the Plan.

     Notwithstanding the foregoing, the selection of the Directors to whom stock options are to be granted, the timing of such grants, the number of shares subject to any option, the exercise price of any option, the period during in which any option may be exercised and the term of any option shall be as provided in the Plan and the Board or such committee shall have no discretion with respect to such matters.

Modification

     The Board can modify the Plan as it deems advisable, without approval of the Company's stockholders, except as such stockholder approval may be required under Rule 16b-3 under the Securities Exchange Act of 1934 or under the listing requirements of any stock exchange on which any of the Company's equity securities are listed. Generally, no modification shall be made which would impair a Stock Option without the optionee's consent or disqualify grants and other transactions under the Plan from the exemption provided by Rule 16b-3.

                                USE OF PROCEEDS

     McDonald's intends to use any proceeds received from the exercise of stock options for general corporate purposes.

                             PLAN OF DISTRIBUTION

     As described elsewhere in this Prospectus, the shares of Common Stock offered hereby shall be issued by the Company in accordance with the terms of the Plan. See "Use of Proceeds".

                                 LEGAL MATTERS

     The legality of the Common Stock covered hereby has been passed upon for McDonald's Corporation by Shelby Yastrow, Esq., Executive Vice President of McDonald's. Mr. Yastrow owns shares of Common Stock, both directly and as a participant in various employee benefit plans.

                                    EXPERTS

     The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst &

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Young LLP, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Securities and Exchange Commission (the "Commission") (File No. 1-5231) pursuant to the Securities Exchange Act (the "Exchange Act") and are incorporated herein by reference and made a part of this Prospectus:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

     (c) The Company's Current Reports on Form 8-K dated January 9, 1997, and April 17, 1997.

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Stock shall be deemed to be incorporated herein by reference and made a part of this Prospectus from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Requests for any of the documents described under this caption or additional information regarding the Plan or the administrators should be directed in writing to McDonald's Corporation, c/o Benefits and Compensation Department, Kroc Drive, Campus Office Building, Oak Brook, Illinois 60521 or by calling
(630) 623-3313).

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